Exhibit 99.2
METALINK LTD.
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NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 9, 2017
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To the Shareholders of Metalink Ltd. (“we,” “Metalink” or the “Company”):

Notice is hereby given that the Extraordinary General Meeting of Shareholders (the “Meeting” or the “Special Meeting”) of Metalink will be held on Thursday, March 9, 2017, at 3:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Ampa Tower, 98 Yigal Alon Street, Tel Aviv, Israel, for the following purposes:

1.	To elect Messrs. Daniel Magen, Roi Kol and Joseph Winston, as new members of the Board of Directors of Metalink.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than March 2, 2017 and, if we determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda in the manner set forth in the proxy statement.

Shareholders of record at the close of business on February 24, 2017 are entitled to notice of, and to vote at, the Meeting.  All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy and to promptly mail it in the enclosed pre-addressed envelope, so as to be received not later than seventy-two (72) hours before the Meeting.  No postage is required if mailed in the United States.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors,

/s/ Uzi Rozenberg
Chairman of the Board of Directors

Dated:  February 23, 2017

METALINK LTD.
c/o Fahn Kanne
 Hamasger Street 32, Tel Aviv, 6721118, Israel
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PROXY STATEMENT
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EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Introduction

This Proxy Statement is being furnished to holders of ordinary shares, NIS 1.0 nominal value (the “Ordinary Shares”), of Metalink Ltd. (“we,” “Metalink” or the “Company”) in connection with the solicitation of proxies by the Board of Directors for use at the Extraordinary General Meeting of Shareholders (the “Meeting” or the “Special Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on Thursday, March 9, 2017, at 3:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Ampa Tower, 98 Yigal Alon Street, Tel Aviv, Israel.

It is proposed that at the Meeting the following resolutions shall be adopted:

1.          To elect Messrs. Daniel Magen, Roi Kol and Joseph Winston, as new members of the Board of Directors of Metalink.

The Company currently is not aware of any other matters which will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Position of the Board of Directors

 The Meeting (including the election of the proposed nominees for the Board of Directors) was called at the request of Top Alpha Capital S.M. Ltd., an Israeli company wholly owned by Mr. Daniel Magen, who, to the Company's knowledge, owns approximately 53.4% of the issued and outstanding shares of Metalink. As such, the Company’s Board of Directors is not expressing any position on Item 1 above and it is intended that proxies (other than those directing the proxy holders to vote in favor, against the listed nominees or for certain of them or to abstain) will be voted as abstained with respect to Item 1.

Messrs. Uzi Rozenberg, Tzvi Shukhman and Efi Shenhar, who currently serve as directors of the Company, informed the Company that they will step down from the Board of Directors, effective as of the Meeting.

Record Date; Outstanding Voting Securities; Quorum

Only holders of record of the Ordinary Shares, as of the close of business on the record date, February 24, 2017 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. As of February 21, 2017 the Company had 1,255,640 Ordinary Shares issued and outstanding (excluding 1,525,067 treasury shares). Each Ordinary Share outstanding on the Record Date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

A quorum must be present in order for the Meeting to be held.  The presence, in person or by proxy, of at least two of the Company’s shareholders holding shares that are entitled to vote in the aggregate at least one-third (1/3) of the voting power of the Company on the Record Date will constitute a quorum for the transaction of business at the Meeting. If within an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to Thursday, March 16, 2017 at the same time and place or any other date and place as the as the Chairman of the Board of Directors may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. At such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Voting and Proxies

Shareholders who are unable to attend the Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received by the Company not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

If no direction is indicated with respect to any matter on a properly executed proxy, such proxy will be voted in accordance with the Board of Director’s recommendation. If any other matters are properly presented for action at the Meeting (which is currently not anticipated), the proxy holders will vote on such matters in accordance with their best judgment.

A shareholder returning a proxy may revoke it at any time before the exercise thereof by filing with the Company a revocation in writing or a duly executed proxy bearing a later date. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Metalink Ltd., c/o Fahn Kanne, Hamasger Street 32, Tel Aviv, 6721118, Israel, Attention: Shay Evron, CFO.

Proxies for use at the Meeting are being solicited by the Company’s Board of Directors.  Proxies are being mailed to shareholders on or about February 28, 2017 and will be solicited primarily by mail. However, certain of the Company’s officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of the Company’s Ordinary Shares.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

Position Statements

To the extent you would like to submit a position statement with respect to any of the proposals described in this proxy statement pursuant to the Israeli Companies Law, 5759-1999, you may do so by delivery of appropriate notice to the Company not later than 10 days prior to the meeting date, i.e., by February 27, 2017.

Shareholder Proposals

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Meeting by submitting their proposals in writing to our Chief Financial Officer at the following address: Metalink Ltd., c/o Fahn Kanne, Hamasger Street 32, Tel Aviv, 6721118, Israel, Attention: Shay Evron, CFO. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Financial Officer must receive the written proposal no later than March 2, 2017.

In general, a shareholder proposal must be in English and set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls and/or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder's purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the shareholders meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board of Directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board of Directors, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law. The Company may disregard shareholder proposals that are not timely and validly submitted.

If our Board of Directors will determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than March 9, 2017 by way of issuing a press release and/or submitting a Current Report on Form 6-K to the SEC.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares as of February 21, 2017, by (i) each person who is known by us to own beneficially more than 5% of the outstanding Ordinary Shares and (ii) all directors and officers as a group.

The information contained herein has been obtained from the Company’s records, from information furnished by the individual or entity to the Company or from public filings.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Daniel Magen (3)	670,000	53.4%
Tzvi Shukhman (4)	100,000	7.4%
Directors and Officers as a group (consisting of 6 persons) (5)	100,000	7.4%

1.
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Ordinary shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of February 21, 2017.

2.
The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of February 21, 2017. Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of February 21, 2017 are treated as outstanding only for the purposes of determining the percentage owned by such person or group.

3.	The record holder of the 670,000 shares is Top Alpha Capital S.M. Ltd., an Israeli company wholly owned by Mr. Magen. Based on a Schedule TO filed by Top Alpha with the SEC on January 13, 2016.

4.
Consists of 100,000 Ordinary Shares issuable upon exercise of stock options, exercisable within 60 days of February 21, 2017, at an exercise price of $1.50 per share. These options expire on December 31, 2021.

5.	See footnote 4.

PROPOSALS FOR THE EXTRAORDINARY GENERAL MEETING

ITEM 1 – ELECTION OF DIRECTORS
 (Item 1 on the Proxy Card)

Background

The Company currently has a Board of five directors: (1) Uzi Rozenberg, the Chairman of the Board of Directors; (2) Tzvi Shukhman; (3) Efi Shenhar (who is Mr. Rozenberg's brother); (4) Orly Etzion (an external director, who was re-elected to a three-year term in December 2015); and (5) Yehuda Haiman (an external director, who was re-elected to a three-year term in December 2014).

Following completion of the Company's self tender offer, (1) Mr. Daniel Magen beneficially owns 670,000 ordinary shares of Metalink, representing approximately 53.4% of the issued and outstanding shares of Metalink, and (2) each of Mr. Rozenberg and Mr. Shukhman no longer hold any shares of Metalink (see above under "Security Ownership of Certain Beneficial Owners and Management" for Mr. Shukhman's stock options).

The Meeting (including the election of the proposed nominees for the Board of Directors described below) was called at the request of Top Alpha Capital S.M. Ltd., an Israeli company wholly owned by Mr. Daniel Magen. Messrs. Uzi Rozenberg, Tzvi Shukhman and Efi Shenhar, who currently serve as directors of the Company, informed the Company that they will step down from the Board of Directors, effective as of the Meeting.

Accordingly, at the Meeting, shareholders will be asked to elect the following three (3) directors to serve as members of the Company’s Board of Directors: (1) Daniel Magen; (2) Roi Kol; and (3) Joseph Winston, each to hold office until the next annual general meeting or until his successor shall have duly taken office.

In the event any one or more of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment.

To the Company's knowledge, there are no family relations between the nominees named below. The Company is not aware of any understandings or agreements with respect to the future election of any nominees named herein.

The following information is supplied with respect to each person nominated and is solely based upon the information furnished to it by the nominees. Reference is made to the above chart entitled “Ownership of Ordinary Shares” for information pertaining to share ownership by certain nominees. If elected, the nominees will be entitled to the standard indemnification agreement we enter with our directors and executive officers in accordance with our Articles of Association.

A brief biography of each director nominee is set forth below:

Daniel Magen, 46, currently serves as the sole director of Top Alpha Capital S.M. Ltd., a controlling shareholder of the Company. Mr. Magen has a B.A. in economics and accounting from Tel Aviv University. Mr. Magen is a certified public accountant.

Roi Kol, 34, is the VP Investments of Top Alpha Investment House, an affiliate of Top Alpha Capital S.M. Ltd., a controlling shareholder of the Company. Mr. Kol has a B.A. in economics with a specialty in business management from Ben Gurion University. Mr. Kol holds a portfolio management license from the Israel Securities Authority.

Joseph Winston, 38, is the Chief Financial Officer of Finext Capital, a subsidiary of the Futureal Group, a European real estate developer. From November 2007 until June 2011, Mr. Winston worked as an analyst and portfolio manager at Erez Investments, a subsidiary of Vision Sigma Ltd. (TASE: VISN). Mr. Winston has a B.A. in economics with a minor in business from the University of California, Berkeley and an M.B.A. in finance and strategy from the UCLA Anderson School of Management. Mr. Winston earned the right to use the Charted Financial Analyst designation in 2005.

The Proposed Resolution

At Top Alpha's request, it is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Daniel Magen be elected to serve as a member of the Board of Directors of the Company, effective immediately, until the next annual general meeting or until his successor shall have duly taken office.”

“RESOLVED, that Roi Kol be elected to serve as a member of the Board of Directors of the Company, effective immediately, until the next annual general meeting or until his successor shall have duly taken office.”

“RESOLVED, that Joseph Winston be elected to serve as a member of the Board of Directors of the Company, effective immediately, until the next annual general meeting or until his successor shall have duly taken office.”

Required Vote

Approval of this matter will require the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, and voting on this matter.

OTHER MATTERS

It is not anticipated that any matters other than those on the agenda described above will be presented at the Meeting.  If any other matters are properly presented to the Meeting, the persons named on the enclosed proxy will have discretionary authority to vote all proxies on such matters in accordance with their best judgment.

/s/ Uzi Rozenberg
Chairman of the Board of Directors

Dated:  February 23, 2017